Exhibit 12


                  MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges

                                                 (Thousands of Dollars)
                                 Three
                                 Months
                                 Ended
                                March 31,               Year Ended December 31
                                  1999       1998      1997      1996      1995      1994
Earnings Before Income Taxes
  and Fixed Charges:

  Income from continuing
    operations before income
    taxes                       $197,300   $755,000  $630,900  $502,700  $351,790  $292,830

  Deduct/add equity in
    undistributed (earnings)/
    loss of equity affiliates     (3,970)   (24,070)  (19,470)  (12,310)  (17,770)  106,200

  Add interest on indebtedness,
    net                           23,050     86,230    80,390    74,790    73,400    60,360

  Add amortization of debt
    expense                          360      1,230     1,260     1,400     1,930     2,220

  Add estimated interest factor
    for rentals                    2,770     10,000     8,150     6,150     4,970     4,220

  Earnings before income
    taxes and fixed charges     $219,510   $828,390  $701,230  $572,730  $414,320  $465,830


Fixed Charges:

  Interest on indebtedness
    regarding continuing
    operations                  $ 24,010   $ 90,320  $ 83,520  $ 77,250  $ 76,460  $ 63,220

  Amortization of debt expense       360      1,230     1,260     1,400     1,930     2,220

  Estimated interest factor
    for rentals                    2,770     10,000     8,150     6,150     4,970     4,220

  Fixed Charges                 $ 27,140   $101,550  $ 92,930  $ 84,800  $ 83,360  $ 69,660

Ratio of earnings to fixed
  charges                            8.1        8.2       7.5       6.8       5.0       6.7